Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 21 - 2010

August 12, 2010

FOR IMMEDIATE RELEASE

AURIZON REPORTS SECOND QUARTER 2010 RESULTS

Aurizon reports financial results for the second quarter of 2010, which have been prepared on the basis of available information up to August 10, 2010.  Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.

The second quarter of 2010 was highlighted by the following:

§	Cash flow from operations of $16.5 million, up 80% from first quarter 2010.
§	Gold production of 38,527 ounces.
§	Net earnings of $5.3 million, or $0.03 per share.
§	Total cash costs of US$504 per ounce(1) and operating margins of US$578 per ounce.
§	$124 million in cash, working capital of $122 million, and no debt.
§	A 35% increase in measured and indicated mineral resources at Joanna.
§	Encouraging results from drilling in the Principal area at Casa Berardi.
§	Optioning three attractive exploration properties in Quebec.

From the President and Chief Executive Officer, David Hall

“Our second quarter financial results reflect improved performance at Casa Berardi as we gradually work through a lower grade area of the mine.” said David Hall, President and Chief Executive Officer. ”We anticipate completing the mining of the lower grade material by the end of this year, paving the way for increased gold production and lower costs per ounce in future years. On the exploration front, we experienced encouraging results at both Casa Berardi, in the Principal area, and at Joanna, which resulted in a significant increase in resources at the Hosco deposit. We also enhanced our exploration portfolio by acquiring options on three attractive properties, where we intend to use our strong financial capacity and technical expertise to add value for our shareholders, as we have at Casa Berardi and Joanna.”

FINANCIAL RESULTS

Second Quarter 2010

Adjusted net earnings rose 13% to $4.4 million, or $0.03 per share in the second quarter of 2010 compared to adjusted net earnings of $3.9 million, or $0.02 per share, for the same quarter of 2009.  The adjusted net earnings exclude the positive impact of non-cash unrealized derivative gains, on an after tax basis, of $0.9 million and $9.7 million in each respective second quarter of 2010 and 2009.  Operating profit margins increased to US$578(1) per ounce compared to US$511 per ounce in the same quarter of 2009, despite the adverse impact of the Canadian dollar strengthening 12% against the US dollar compared to the same period of 2009.  Net earnings for the quarter were $5.3 million, or $0.03 per share, compared to net earnings of $13.6 million, or $0.08 per share, in the same period of 2009.

Revenue for the quarter from Casa Berardi operations rose 12% to $50.5 million from the sale of 39,964 ounces of gold, compared to $45.2 million from the sale of 42,042 ounces of gold in the same quarter of 2009.  Net of realized derivative losses, revenues were $44.9 million compared to $44.2 million in the same quarter of 2009.

1 See “Non-GAAP measures on page 7.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

After adjusting for the impact of net derivative losses, the average realized gold price was US$1,082 per ounce, and the average Cad/US exchange rate was 1.03, compared to realized prices of US$897 per ounce and an average exchange rate of 1.17 in the same quarter of 2009.

During the second quarter, 60% of the gold sales were delivered against gold call options at an average price of US$907 per ounce, 14% lower than the average London fixing of US$1,196 per ounce.  In the same quarter of 2009, 38% of the gold sales were delivered against gold call options at an average price of US$874 per ounce.

As at June 30, 2010, the Company had 18,558 ounces of gold call option contracts remaining that are exercisable at US$915 per ounce during the third quarter of 2010 and has purchased 5,358 ounces of gold call options that are exercisable by the Company over the same period at US$863 per ounce.  The net balance of call options totalling 13,200 ounces represents less than 40% of planned production for the third quarter of 2010, allowing the balance to be sold at the prevailing spot prices. The final expiry date of the derivative contracts is September 30, 2010, after which 100% of the Company’s gold production will be sold at prevailing spot prices. The Company will thereafter benefit fully from prevailing strong gold prices.

Operating costs in the second quarter of 2010 totalled $20.8 million, while depletion, depreciation and accretion (“DD&A”) totalled $9.8 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$504(2) and DD&A amortization was US$240 per ounce, for a total production cost of US$744 per ounce.

Administrative and general costs in the second quarter rose to $3.3 million from $2.6 million in the same period of 2009, as a result of increased staffing and non-cash stock based compensation charges totalling $1.0 million.  In the second quarter of 2009, stock based compensation charges totalled $0.6 million.

Continued exploration activities at Joanna and Kipawa, together with work associated with the Joanna feasibility study have resulted in increased exploration expenditures of $3.2 million during the second quarter of 2010, compared to $0.7 million in the same period of 2009.

Income and resource taxes totalled $5.0 million, of which $2.4 million are current Quebec resource taxes and $2.6 million are future income taxes. Future income taxes are a result of temporary differences between the tax and accounting bases of the Company’s assets and liabilities.

Cash flow from operating activities in the second quarter increased 80% compared to the first quarter of 2010, totalling $16.5 million, and compared to cash flow of $22.5 million in the same period of 2009.  The decrease in cash flow between the two second quarters is primarily related to increased exploration and feasibility related activities in the second quarter of 2010 and a $4.6 million decrease in non-cash working capital in the same quarter of 2009.

Capital expenditures at Casa Berardi totalled $6.4 million in the second quarter of 2010, of which $4.3 million was on sustaining capital and development, and $2.1 million was on exploration activity.  A further $0.7 million was attributable to property acquisition costs.

Financing activities from the exercise of incentive stock options and repayment of government assistance during the second quarter resulted in a net cash inflow of $1.1 million.  In the same period of 2009, a $47.3 million equity financing together with the exercise of incentive stock options, net of the repayment of a $0.6 million government assistance program, provided $47.4 million.

First Half 2010

Net earnings for the six months ended June 30, 2010, were $7.5 million, or $0.05 per share, compared to $18.6 million or $0.12 per share in the same period of 2009.  First half operating results were adversely impacted by a strong Canadian dollar and by the planned sequencing of lower than average ore grades compared to the same period of 2009.  In addition, increased exploration activity and feasibility related studies, together with higher non-cash stock based compensation charges impacted results for the first half of 2010.  After removing the positive impact of non-cash unrealized derivative gains, on an after tax basis, of $3.2 million, and $9.3 million in each respective first half of 2010 and 2009, earnings were $4.3 million, or $0.03 per share, compared to adjusted earnings in the same period of 2009 of $9.3 million or $0.06 per share.

Cash flow from operating activities totalled $25.7 million, compared to cash flow of $42.3 million for the same period of 2009. Cash flow was adversely impacted by lower earnings and movements in non-cash working capital items compared to the same period of 2009. The operating profit margin increased to US$529(2) per ounce, compared to US$511 per ounce in the same period of 2009.

Actual gold production of 73,715 ounces, is on track with the Company’s forecast of producing 145,000 – 155,000 ounces of gold in 2010.  Gold production in the same period of 2009 was 78,840 ounces.

2 See “Non-GAAP measures on page 7.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

Investing activities in the first half of 2010 totalled $15.9 million, of which $15.2 million was incurred on sustaining capital and exploration expenditures at Casa Berardi and $0.7 million was incurred for property acquisition costs and related  marketable securities.  In the same period of 2009, investing activities totalled $29.6 million, of which $20.6 million was incurred on capital and exploration expenditures at Casa Berardi and $9.0 million was transferred to restricted cash accounts.

Financing activities during the first half of 2010 resulted in a net cash inflow of $1.5 million as a result of incentive stock option exercises, reduced by the repayment of government assistance of $0.6 million.  In the same period of 2009, financing activities resulted in a net cash inflow of $41.5 million as a result of a $47.3 million equity financing and $3.0 million from the exercise of incentive stock options, reduced by a principal debt repayment of $8.2 million and a $0.6 million repayment of government assistance.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2010, cash and cash equivalents increased to $124.3 million, compared to $113.1 million as at December 31, 2009.  Working capital increased to $122.2 million, compared to $101.7 million at the end of 2009.  Included in working capital are net derivative liabilities totalling $4.1 million compared to $8.6 million at the end of 2009. Aurizon had no debt as at June 30, 2010.

CASA BERARDI

Operations

(Unaudited)		2010		2009
	1st Half	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	361,135	182,487	178,648	172,343	178,420	170,429	167,484
Grade – grams/tonne	7.00	7.20	6.79	7.16	8.14	7.84	7.93
Mill recoveries - %	90.7%	91.2%	90.2%	91.9%	94.2%	92.8%	91.3%
Gold production – ounces	73,715	38,527	35,188	36,459	43,962	39,874	38,966
Gold sold – ounces	74,387	39,964	34,423	36,183	43,650	42,042	37,400
Per ounce data – US$(3)
Average realized gold price (i)	$1,049	$1,082	$1,010	$946	$929	$897	$888
Total cash costs (ii)	$520	$504	$538	$459	$392	$386	$379
Amortization (iii)	234	240	228	224	212	189	183
Total production costs (iv)	$754	$744	$766	$683	$604	$575	$562
Bank of Canada exchange rate – Cad/US dollar	1.034	1.028	1.041	1.056	1.097	1.167	1.246
Table footnotes(3):
(i)	Realized gold prices net of realized derivative gains or losses divided by ounces sold.
(ii)	Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
(iii)	Depreciation, amortization and accretion expenses.
(iv)	Total cash costs plus depreciation, amortization and accretion expenses.

3 See “Non-GAAP measures on page 7.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

Casa Berardi produced 38,527 ounces of gold in the second quarter of 2010, and 39,964 ounces were sold at an average price US$1,082 per ounce.

In November 2006, Aurizon completed development of Casa Berardi, which has since produced 569,006 ounces of gold. As at December 31, 2009, estimated proven and probable gold reserves totalled 1,010,000 ounces from 4.4 million tonnes of ore at an average grade of 7.1 grams of gold per tonne.

Gold production for the second quarter of 2010 totalled 38,527 ounces from the processing of 182,487 tonnes at an average grade of 7.2 grams of gold per tonne.  Mill recoveries improved by 1% over the first quarter to 91.2% as a result of higher ore grades.  This compares to ore grades of 7.8 grams of gold per tonne and recoveries of 92.8% in the same quarter of 2009.  As a result of increased mining flexibility due to additional working areas, daily ore throughput increased to 2,005 tonnes per day in the second quarter, compared to 1,870 tonnes per day in the same quarter of 2009.

The anticipated sequencing of lower grade ore in 2010, together with lower mill recoveries and a strong Canadian dollar, resulted in total cash costs of US$504 per ounce in the second quarter of 2010, compared to US$386 in the same quarter of 2009.  The higher total cash costs per ounce were primarily due to a combination of the Canadian dollar strengthening 12% against the US dollar and lower ore grades.  Unit operating costs(4) on a Canadian dollar per tonne basis were stable at $107 per tonne and lower than the  second quarter 2009 costs of $112 per tonne costs.  The operating profit margin(4) increased to US$578 per ounce compared to US$511 per ounce in the same quarter of 2009.

Modifications to the stope design of the Lower Inter Zone in late 2009 have resulted in mining a larger mineralized envelope containing lower grade ore.  Approximately 43% of 2010 production will come from this Zone. Higher ore grades are anticipated in 2011 as more areas containing reserve grade material are included in the mine plan, which is expected to result in higher gold production and lower total cash costs per ounce.

Casa Berardi Exploration

In the second quarter of 2010, two surface rigs and seven underground drill rigs were active at Casa Berardi. Surface drilling focused on infill drilling of the Principal open pit area, extensions of the Lower Inter Zone, and targets in the area of the East Mine. Four drill rigs have also been active underground on the 810 level exploration drift, testing the lateral extensions of Zones 118-120 to the north, the lateral extensions of Zone 123S to the south, and the down-plunge extension of Zone 113. Two underground rigs have been testing the eastern extension of Zone 109 from the 550 level drift, and the depth extensions of the Principal Zones, from the 280 level drift.  The remaining underground drill rig was active in the East Mine area.

Surface infill drilling of the Principal area crown pillar, which is located approximately 1.0 kilometre east of the production shaft, has confirmed the previously known strike extension of the mineralization, as well as identifying new mineralization, indicating that the zones remain open in all directions.  The best drill results include 4.6 grams of gold per tonne over 68.0 metres (true width); 6.2 grams of gold per tonne over 43.0 metres (true width); and 7.0 grams of gold per tonne over 38.0 metres (true width).  Sixty-six of the sixty-eight reported holes were successful in intersecting mineralization above the cut-off grade of 1.0 grams of gold per tonne.

The objective of the infill drill program was to increase the quantity and improve the quality of the mineral resources previously defined in the Principal area and to provide information for a pre-feasibility study of an open pit, which is expected to be completed by the end of the fourth quarter of 2010.  As of December 31, 2009, the crown pillar of the Principal area hosted estimated indicated mineral resources of 1.8 million tonnes at 6.2 grams of gold per tonne for 355,000 gold ounces and estimated inferred mineral resources of 0.8 million tonnes at 6.0 grams of gold per tonne for 162,000 gold ounces.

OTHER PROPERTIES

Joanna Gold Development Property

Aurizon completed a Pre-Feasibility Study on the Hosco deposit on the Joanna property in 2009 which established estimated in pit proven and probable gold mineral reserves of 995,600 ounces from 23.6 million tonnes of ore at an average grade of 1.3 grams of gold per tonne.

During the second quarter of 2010, an updated mineral resource estimate was completed for the Hosco deposit using the results from 24,000 metres of drilling conducted during the fall of 2009 and winter of 2010.  Using a cut-off grade of 0.5 grams of gold per tonne, the estimated measured and indicated mineral resources have increased by 446,000 gold ounces, a 35% increase when compared to the previous estimate used in the Pre-Feasibility Study and now total 1.7 million gold ounces for the Hosco deposit only.

4 See “Non-GAAP measures on page 7.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

An increase of 259,000 ounces comes from outside the pit outline that was determined by the Pre-Feasibility Study and 187,000 ounces comes from the lateral extensions between surface and a depth of 100 metres.  Inferred mineral resources estimates have also increased by 91,000 ounces, up 11% from the previous estimate.

The feasibility study currently in progress under the direction of BBA Inc. will incorporate the updated resource estimate on the Hosco deposit as well as the results from the metallurgical pilot test, a hydro-geological and geo-technical study and other studies currently in progress.  The feasibility study is expected to be completed by the end of the fourth quarter of 2010.

Aurizon intends to continue its drill program to increase and convert the mineral resource base at Joanna, and to further explore the potential extensions of the Hosco deposit, the Heva deposit located 5 kilometres further west, and the Alexandria property.

Kipawa Gold Property

A $1.1 million exploration drilling program is presently underway to test gold targets identified from prior field activities.  The program is expected to be completed by the end of the third quarter of 2010.

New Exploration Properties

Consistent with Aurizon’s strategy of assembling a portfolio of exploration properties at various stages of development to provide a strong pipeline for future growth, agreements have been entered into that allow Aurizon to earn interests in the following exploration properties:

Marban Block Property

•

Aurizon can earn up to a 65% interest in forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 500 metre wide favourable gold bearing shear zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.  The first phase of Aurizon’s involvement on the project will focus on additional drilling to extend resources potentially mineable by open pit.

Fayolle Property

•

Aurizon can earn up to a 65% interest in 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon’s Joanna Project in Quebec.  Drilling efforts will be concentrated on two targets; down dip extensions of the known Fayolle deposit resource outline; and generating and testing other targets using already defined geological controls.

Rex South Property

•

Aurizon can earn up to a 65% interest in 1,274 claims covering a surface area of 555 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property is 42 kilometres long by 15 to 20 kilometres wide and hosts strong exploration potential based on extensive geochemical anomalies; geophysical signatures and the presence of several mineralized prospects, including high-grade gold and copper values obtained by grab samples.

Duverny Property

•

Aurizon can earn a 100% interest in 14 mineral claims covering 2,700 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties.  An additional 87 claims surrounding the property have been staked, subject to acceptance by Provincial authorities.  The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

OUTLOOK

With cash balances of $124 million and no debt as at June 30, 2010, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves at both Casa Berardi and Joanna and to aggressively explore its new exploration properties in Quebec.

The fundamentals for gold remain very strong as uncertainties regarding the sustainability of the global economic recovery threaten a weak US dollar and as sovereign debt issues in Europe continue to linger.  Against this backdrop of uncertainty, central bank and investment buying of gold bullion appears to be strong.  The Canadian dollar appears to be strengthening closer to parity against the US dollar as Canada’s strong economic fundamentals attract foreign capital flows.  However, any strengthening of the Canadian dollar should be more than compensated by higher gold prices that reflect a weaker US dollar.

Based upon first half results and the mine plan for the balance of 2010, Casa Berardi remains on target to produce approximately 145,000 – 155,000 ounces of gold.  The forecast total cash costs in U.S. dollar terms of US$500 per ounce for the full year remain unchanged from the first quarter forecast, assuming the Canadian dollar remains at current levels of 1.03 against the U.S. dollar for the balance of the year.

Beginning in 2011 through 2013, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating US$425 per ounce, as higher grade areas are included in the mine plan. It is anticipated that the mine plan will be revised to incorporate the results of the extensive drill programs currently in progress.

At Casa Berardi, the results of the surface infill drill program of the Principal area will be integrated into a new resource estimate and block model in order to complete a pre-feasibility study to assess the relative risks and opportunities of mining the Principal Zones crown pillar by open pit.  Additional drilling will be conducted to verify the down dip extensions of the zones.

Elsewhere at Casa Berardi, drills will continue to be active on the 810 metre level exploration drift delineating the 113(deep), 113(S4), 118 and 123 Zones.  Results from drilling in this area in the first half of the year have been encouraging and the potential for upgrading and increasing existing resources is excellent. The 600 metre extension to the 550 metre level exploration track drift should be completed in September, 2010 and will provide a drilling platform to verify the continuity between the Principal Zones, and the 118, 120 and 123 Zones.  A surface exploration drilling program at both the East and West Mine is continuing to evaluate the extension of existing zones and to test new interpolated targets.

On-site mining, milling and administrative costs are expected to average $107 per tonne in 2010.

At Casa Berardi, the average daily mine production is estimated at 2,000 tonnes per day in 2010, up from 1,887 tonnes per day in 2009.  Ore grades are expected to average 6.9 grams per tonne compared to the 7.8 grams per tonne achieved in 2009.

Sustaining capital expenditures at Casa Berardi for the second half of 2010 are estimated to be $9.8 million, and will include development of the upper and lower portions of Zone 113, as well as development to access Zones 115 and 118.  Also included in this amount are underground infrastructure additions, equipment replacement, and tailings pond construction.  In order to access mineral reserves in Zone 118 below the 810 metre level as well as mineral resources in Zone 123, $2.8 million will be invested in the second half to commence a ramp from the 810 metre level.  A further $5.0 million will be invested on exploration in the second half of 2010 and $1.0 million to complete the exploration drift at the 550 metre level.  Additional exploration programs and budgets for the balance of the year will be developed to reflect results achieved.

At Joanna, an additional $5.1 million exploration program comprising 44,000 metres of drilling, utilising two to four drill rigs, was initiated in July, of which approximately $3 million will be incurred in 2010. These rigs will perform exploration and infill drilling on surface targets covering various extensions of the Hosco deposit, the Alexandria property and the Heva deposit. A final feasibility study, which will incorporate the recently updated resource estimate and the results of metallurgical testwork and various other studies currently in progress, is anticipated to be completed by the end of the fourth quarter of 2010.

At Kipawa, a $1.1 million exploration drilling program to test gold targets is presently underway to test gold targets identified from prior field activities.

At Marban, a $5.0 million exploration program comprising 50,000 metres of drilling will commence in September 2010 to test the lateral and depth extensions of the existing mineral resources.

At Fayolle, a $3.5 million exploration program comprising 14,000 metres of drilling together with trenching and prospecting, has commenced to test possible extensions of the existing mineralization.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

At Rex South, a $1.5 million exploration program involving airborne magnetic and spectrometric geophysical surveys, a lake bottom sediment geochemical survey, and surface prospecting is underway.

At Duverny, an initial exploration program comprising an airborne magnetic survey and surface prospecting has commenced at a cost of $0.5 million.

Aurizon continues to evaluate various opportunities, particularly in Quebec, where it can utilize its technical expertise and financial resources to create value, as it has done previously at both Casa Berardi and Joanna. The objective is to assemble a portfolio of properties at various stages of development to complement Aurizon’s current production and development base and to provide a strong pipeline of projects for future resource and reserve development and production growth.

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2009, its news releases dated March 1, 2010 and July 5, 2010 and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

NON-GAAP MEASURES

Calculation of Adjusted Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as detailed in the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	2nd Quarter 2010	2nd Quarter 2009	1st Half 2010	1st Half 2009

(in thousands of Canadian dollars, except per share amounts)
Net earnings as reported	$5,280	$13,585	$7,496	$18,633
Deduct the after-tax effect of:
Unrealized derivative gains	(882)	(9,723)	(3,185)	(9,305)
Adjusted net earnings	$4,398	$3,862	$4,311	$9,328
Adjusted net earnings per share	$0.03	$0.02	$0.03	$0.06

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing that by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the second quarter of 2010, the average realized gold price was US$1,082 less total cash costs of US$504 for an operating profit margin of US$578, compared to an average realized gold price of US$897 less total cash costs of US$386 for an operating profit margin of US$511 in the same quarter of 2009.  For the first half of 2010, the average realized gold price was US$1,049 less total cash costs of US$520 for an operating profit margin of US$529, compared to an average realized gold price of US$893 less total cash costs of US$382 for an operating profit margin of US$511 in the same half of 2009.

OUTSTANDING SHARE DATA

As of August 10, 2010, Aurizon had 159,760,607 common shares issued and outstanding.  In addition, 9,483,350 incentive stock options, representing 5.94% of outstanding share capital, are outstanding and exercisable into common shares at an average price of $4.07 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	June 30,	December 31,
	2010	2009
Issued	159,685,607	159,008,607
Diluted	169,243,957	166,957,707
Weighted average	159,326,524	156,265,947

CONFERENCE CALL AND WEBCAST

Aurizon management will host a conference call and live webcast on Thursday, August 12, 2010 at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to allow analysts and shareholders the opportunity to hear management discuss the Company’s quarterly results. You may access the call by dialling into the Toll Free # at 1-877-407-8031 or the International # at 1-201-689-8031.

The call is being webcast by Vcall and can be accessed on Aurizon’s website at www.aurizon.com. or enter the following URL into your browser: http://www.investorcalendar.com/IC/CEPage.asp?ID=160573.  Investors can also access the webcast at www.InvestorCalendar.com.  Those who wish to listen to a recording of the conference call at a later time may do so by calling the Toll Free # at 1-877-660-6853 or International # at 1-201-612-7415 (Replay Passcodes: Account # 286 and Conference ID # 354230). A replay of the call will be available until Thursday, August 19, 2010.

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2010, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD. Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8

For further information, contact David P. Hall, President & Chief Executive Officer or

Ian S. Walton, Executive Vice-President & Chief Financial Officer,

 at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;

Web Site: www.aurizon.com          Email: info@aurizon.com

Or

Renmark Financial Communications Inc.

1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com

Maurice Dagenais: mdagenais@renmarkfinancial.com

Media:  Lynn Butler : lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

Aurizon Mines Ltd.

Balance Sheets (Unaudited)

As at

	June 30	December 31
(expressed in thousands of Canadian Dollars)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$ 124,326	$ 113,098
Marketable securities	355
Accounts receivable and prepaid expenses	5,426	4,825
Tax credits receivable	1,790	2,587
Derivative instrument assets	2,552	5,274
Current portion of future income tax assets	1,649	-
Inventories	10,205	11,897
	146,303	137,681
Non-current assets
Other assets	17,022	14,551
Property, plant and equipment	50,641	53,691
Mineral properties	118,794	117,370
TOTAL ASSETS	$ 332,760	$ 323,293

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 16,130	$ 16,451
Derivative instrument liabilities	6,632	13,885
Current portion of long-term obligations	755	652
Current provincial resource taxes payable	565	3,752
Current portion of future income tax liabilities	-	1,275
	24,082	36,015
Non-current liabilities
Long-term obligations	-	705
Asset retirement obligations	22,333	21,816
Future income and resource tax liabilities	37,259	29,120
TOTAL LIABILITIES	83,674	87,656

SHAREHOLDERS’ EQUITY
Share capital
Common shares issued –159,685,607 (2009 – 159,008,607)	250,443	247,365
Contributed surplus	979	979
Stock based compensation	13,198	10,178
Deficit	(15,389)	(22,885)
Accumulated other comprehensive loss	(145)	-
TOTAL SHAREHOLDERS’ EQUITY	249,086	235,637

TOTAL EQUITY AND LIABILITIES	$ 332,760	$ 323,293

Signed on behalf of the Board,

Andre Falzon,	Richard Faucher,
Director, Chairman of the Audit Committee	Director, Audit Committee Member

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

Aurizon Mines Ltd.

Statements of Earnings (Unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(expressed in thousands of Canadian Dollars, except per share data)	2010	2009	2010	2009

Revenue
Mining operations	$ 50,471	$ 45,168	$ 90,302	$ 88,036

Expenses
Operating	20,836	19,085	40,258	36,752
Depreciation, depletion and accretion	9,844	9,281	18,011	17,793
Administrative and general	3,325	2,622	8,612	5,415
Exploration	3,207	738	5,385	1,970
Derivative losses (gains)	4,317	(12,932)	4,475	(10,697)
Interest on long-term debt	-	131	-	383
Foreign exchange (gain) loss	(40)	1,118	(1,017)	2,814
Capital taxes	(751)	195	(487)	398
Non refundable tax credits	(377)	-	(585)	-
Other income	(184)	(137)	(294)	(454)
	40,177	20,101	74,358	54,374
Earnings for the period before income tax	10,294	25,067	15,944	33,662
Current provincial resource taxes	(2,392)	(3,250)	(3,234)	(4,417)
Future provincial resource taxes	(107)	(729)	(480)	(1,151)
Future income taxes	(2,515)	(7,503)	(4,734)	(9,461)
NET EARNINGS FOR THE PERIOD	$ 5,280	$ 13,585	$ 7,496	$ 18,633

Weighted average number of common shares outstanding	159,555	158,716	159,327	153,606
(thousands)
Earnings per share - Basic and diluted	$ 0.03	$ 0.08	$ 0.05	$ 0.12

Aurizon Mines Ltd.

Statements of Deficit and Accumulated Other Comprehensive Loss (Unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(expressed in thousands of Canadian Dollars)	2010	2009	2010	2009

Deficit – beginning of period	($ 20,669)	($ 54,543)	($ 22,885)	($ 59,591)
Net earnings for the period	5,280	13,585	7,496	18,633
DEFICIT – END OF PERIOD	(15,389)	(40,958)	(15,389)	($ 40,958)
Accumulated other comprehensive loss:
Unrealized loss on marketable securities	(145)	-	(145)	-
TOTAL DEFICIT AND ACCUMULATED OTHER	($15,534)	($40,958)	($15,534)	($40,958)
COMPREHENSIVE LOSS

Aurizon Mines Ltd.

News Release – August 12,2010

Aurizon Reports Second Quarter 2010 Results

Aurizon Mines Ltd.

Statements of Cash Flow (Unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(expressed in thousands of Canadian Dollars)	2010	2009	2010	2009

Operating Activities
Net earnings for the period	$ 5,280	$ 13,585	$ 7,496	$ 18,633
Adjustment for non-cash items:
Depreciation, depletion and accretion	9,844	9,281	18,013	17,793
Refundable tax credits	(566)	(129)	(943)	(343)
Non refundable tax credits	(377)	-	(585)	-
Stock based compensation	952	641	3,967	1,565
Unrealized derivative gains	(1,167)	(13,876)	(4,530)	(12,943)
Future income taxes	2,622	8,232	5,215	10,612
Capital taxes	(154)	195	109	398
Other	-	-	104	34
	16,434	17,929	28,846	35,749
Decrease (increase) in non-cash working
capital items	76	4,608	(3,170)	6,524
Net cash provided by operating activities	16,510	22,537	25,676	42,273

Investing Activities
Property, plant and equipment	(1,483)	(4,198)	(3,065)	(7,723)
Mineral properties	(5,111)	(5,937)	(12,374)	(12,919)
Restricted cash funding	-	(3,969)	-	(8,982)
Purchase of marketable securities	(500)	-	(500)	-
Net cash used in investing activities	(7,094)	(14,104)	(15,939)	(29,624)

Financing Activities
Issuance of shares	1,710	48,086	2,132	50,348
Long-term obligations	(620)	(639)	(641)	(8,867)
Net cash provided by financing activities	1,090	47,447	1,491	41,481
NET INCREASE IN CASH AND CASH
EQUIVALENTS	10,506	55,880	11,228	54,130
CASH AND CASH EQUIVALENTS – BEGINNING
OF PERIOD	113,820	32,587	113,098	34,337

CASH AND CASH EQUIVALENTS – END OF PERIOD	$124,326	$ 88,467	$124,326	$88,467